

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Qizhou Wu
Chief Executive Officer and Director
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province
The People's Republic of China

      Re: China Automotive Systems, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2022
            File No. 000-33123

Dear Qizhou Wu:

      We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 51

1.   We note your statement confirming that you are not owned or controlled by any governmental entity in such foreign jurisdiction in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed in reaching this determination and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program